Filed by Ethyl Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Ethyl Corporation

Commission File No. 333-113325

ETHYL CORPORATION – PROPOSAL TO FORM HOLDING COMPANY STRUCTURE

Richmond, VA, (May 5, 2004) – As previously announced, the Board of Directors of Ethyl Corporation (NYSE-EY) has unanimously voted to recommend to its shareholders that the Company move to a holding company structure. Shareholders have been notified through the Company’s proxy statement of the proposed change. If shareholders approve the proposal at the Annual Meeting on May 27, 2004, the new holding company will be named NewMarket Corporation. Upon completion of the transaction anticipated to be on or before July 1, 2004, each share of the current Ethyl common stock will automatically be converted into one share of NewMarket common stock. The Company expects that NewMarket common stock will be listed on the New York Stock Exchange under the ticker symbol “NEU.”

The Company will continue to operate its business along functional lines. The Board of Directors also recently approved a change to the name of its petroleum additive subdsidiary, Ethyl Petroleum Additives, Inc., to Afton Chemical Corporation. If the holding company formation is approved, NewMarket will become the parent company of two operating subsidiaries, Ethyl Corporation and Afton Chemical Corporation. The planned logos for each of the companies may be viewed by clicking on the following link:

http://www.ethyl.com/about/planned_logos.htm.

The new holding company structure will allow Afton and Ethyl management to focus on the strategies, systems and opportunities that offer the greatest potential for their respective product lines and markets. Afton will focus on petroleum additive products and Ethyl will concentrate on its existing tetraethyl lead business and its manufacturing and distribution operations.

Due to the variance in computer monitors and color printers, this reproduction may not be representative of actual artwork.

The adoption of the name of the Holding Company and its logo is subject to shareholder approval of the holding company transaction.

We urge all shareholders to read our proxy statement because it contains important information about the proposal.

Forward-Looking Statement

Some of the information contained in this press release constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Ethyl’s management believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: our ability to complete the holding company restructuring, timing of sales orders; gain or loss of significant customers; competition from other manufacturers; a significant rise in interest rates; resolution of environmental liabilities; changes in the demand for Ethyl’s products; significant changes in new product introduction; increases in product cost; the impact of fluctuations in foreign exchange rates on reported results of operations; changes in various markets; geopolitical risks in certain of the countries in which Ethyl conducts business; the impact of consolidation of the petroleum additives industry; and other factors detailed from time to time in the reports that Ethyl files with the Securities and Exchange Commission, including the risk factors in Item 7A, “Quantitative and Qualitative Disclosures About Market Risk” of Ethyl’s 2003 Annual Report on Form 10-K, which is available to shareholders upon request.

CONTACT:	Ethyl Corporation, Richmond Investor Relations David A. Fiorenza, 804-788-5555 Fax: 804-788-5688 Email: investorrelations@ethyl.com

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In connection with the merger that will establish the holding company formation, Ethyl has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and NewMarket has filed with the SEC a Registration Statement on Form S-4, each of which contains the definitive proxy statement of Ethyl and the prospectus of NewMarket. In addition, Ethyl and NewMarket will file other relevant documents concerning the merger with the SEC. The definitive proxy statement/prospectus was first mailed on or about April 22, 2004 to shareholders of Ethyl. We urge investors to read the definitive proxy statement/prospectus, and any other relevant documents to be filed with the SEC because they contain important information. Investors can obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed by Ethyl and NewMarket with the SEC can be obtained by contacting Ethyl at the following address and telephone number: Ethyl Corporation, 330 South Fourth Street, Richmond, Virginia 23219, Attention: Corporate Secretary, telephone: (804) 788-5000.

Ethyl, its officers, employees and agents may be soliciting proxies from Ethyl shareholders in connection with the merger. Information concerning the participants in the solicitation is set forth in the definitive proxy statement filed by Ethyl with the SEC and the Registration Statement on Form S-4 filed by NewMarket with the SEC.

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